UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Performance Drilling Company LLC

(Name of applicant)

4326 Highway 80 East, Pelahatchie, MS 39145

[P.O. Box 1748, Brandon, MS 39043]

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
6.00% Senior Debentures Series 2014A	$25,955,000

Approximate date of proposed public offering: On, or as soon as reasonably practicable following, the effective date (the “Effective Date”) under the Joint Plan of Reorganization for Performance Drilling Company LLC and its affiliates which is expected to occur promptly following the effectiveness of this application.

Name and address of agent for service:

Jeff H. Goodwin

Chief Financial Officer

Performance Drilling Company LLC

4326 Highway 80 East, Pelahatchie, MS 39145

[P.O. Box 1748, Brandon, MS 39043]

(601) 854-5661

with copies to:

John K. Molen

Bradley Arant Boult Cummings LLP

One Federal Place

1819 Fifth Avenue North

Birmingham, AL 35203

(205) 521-8238

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the Applicant.

GENERAL

1. General Information.

(a) Form of organization. The applicant Performance Drilling Company LLC (“Performance” or the “Applicant”) is a limited liability company.

(b) State or other sovereign power under the laws of which organized. Performance is organized under the laws of the State of Mississippi.

2. Securities Act exemption applicable. On May 21, 2010, Performance and O&G filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Mississippi (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). The Chapter 11 Cases are being jointly administered under the caption “In re: O&G Leasing, LLC, et al., Case No. 10-01851 EE.” On January 8, 2013, Performance and O&G filed with the Bankruptcy Court the Debtors’ Second Amended Plan of Reorganization (as amended, the “Plan”), which is attached hereto as Exhibit 1 to Exhibit T3E-1, and the Second Amended Disclosure Statement for Debtors’ Second Amended Plan of Reorganization (as it may be amended or supplemented from time to time, the “Disclosure Statement”), which is attached hereto as Exhibit T3E-1. Concurrently with the filing of the Plan and the Disclosure Statement, a recommendation of support with respect to the Plan by the Unofficial Steering Committee of the holders of the Senior Series 2009A Debentures and the Subordinate Series 2009B Debentures of O&G was filed with the Bankruptcy Court, a copy of which is attached hereto as Exhibit T3E-2. A hearing on the Plan was held April 12, 2013, and the Plan was confirmed by the Bankruptcy Court by an order filed April 22, 2013.

Pursuant to the Plan, Performance intends to issue up to $25,955,0001 in aggregate principal amount of 6.00% Senior Debentures Series 2014A (the “Indenture Securities”) under an indenture, a form of which is attached hereto as Exhibit T3C-1 (the “Indenture”). Pursuant to the Plan, the Indenture Securities will be issued in consideration for the cancellation of the claims arising under or evidenced by the Pre-Petition Senior Debentures (as defined below), and on the later of (i) the Effective Date, and (ii) the date of the qualification of the Indenture pursuant to this Application for Qualification.

The Applicant believes that the issuance of the Indenture Securities is exempt from the registration requirements of the Securities Act and state securities and “blue sky” laws pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization

[1]	Reduced from $28,372,890 in accordance with the Plan by (i) a portion of amounts paid by Applicant and its affiliates to the trustee for the Pre-Petition Senior Debentures for which the Indenture Securities to be issued under the Indenture will be exchanged and (ii) cash to be paid to the holders of the Pre-Petition Senior Debentures as part of such exchange.

with the debtor, or a successor of the debtor under a plan of reorganization; (ii) the recipient of the securities holds a claim against, an interest in, or a claim for an administrative expense against, the debtor; and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Indenture Securities as contemplated by the Plan will satisfy the aforementioned requirements and, therefore, such issuance is exempt from the registration requirements of the Securities Act.

Trust Indenture Act of 1939

Applicant hereby acknowledges that under Section 306(c) of the Trust Indenture Act of 1939, it shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer or sell through the use or medium of any prospectus or otherwise any security which is not registered under the Securities Act and to which this subsection is applicable notwithstanding the provisions of Section 304 of the Trust Indenture Act of 1939, unless such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture, or while the application is the subject of a refusal order or stop order or (prior to qualification) any public proceeding or examination under Section 307(c) of the Trust Indenture Act. The failure to file an Application for Qualification on a timely basis could result in an enforcement or other action by the Commission.

Applicant acknowledges that this Application for Qualification was not filed until after the Disclosure Statement was distributed to the holders of the Pre-Petition Senior Debentures to whom the Indenture Securities are to be issued pursuant to the Plan and after the Plan was confirmed. Applicant represents that none of the Indenture Securities to be issued under the Indenture to be qualified by this Application for Qualification have been issued and covenants that none of such Indenture Securities will be issued prior to this Application for Qualification being declared effective.

AFFILIATES

3. Affiliates.

(a) Current Affiliates. For purposes of this Application for Qualification only, certain of the Applicant’s managers and executive officers may be deemed to be “affiliates” of the Applicants. See Item 4. “Directors and Executive Officers” for a list of the Applicant’s managers and executive officers, which is incorporated herein by reference.

As of the date of filing of this Application for Qualification, 100% of the voting securities of Performance are owned by O&G, which may be deemed an affiliate of Performance. 100% of the voting securities of Performance and O&G are owned indirectly through a series of entities which are beneficially owned directly or indirectly by Ben O. Turnage and members of his family or entities established for the benefit of such persons. Such persons and entities may also be deemed affiliates of Performance.

(b) Affiliates as of the Effective Date. Pursuant to the Plan, O&G will be merged with and into Performance, the Applicant, on or prior to the Effective Date. In addition, on the Effective Date, Sajac O&G Investors LLC, a Mississippi limited liability company (“SAJAC”), as assignee of the rights of Octane Funding II, LLC (“Octane II”) under the Plan, will be issued all of the membership interests, constituting all of the voting securities, in Performance. Accordingly, as of the Effective Date, SAJAC may be deemed an affiliate of Performance. As of the Effective Date, 100% of the voting securities of Performance will continue to be owned indirectly through a series of entities, including SAJAC, which are beneficially owned directly or indirectly by Ben O. Turnage and members of his family or entities established for the benefit of such persons. Such persons and entities may also be deemed affiliates of Performance.

MANAGEMENT AND CONTROL

4. Directors and executive officers.

(a) Current managers and executive officers. The following table sets forth the names of and offices held by all current managers and executive officers of the Applicant. The address for each manager and executive officer listed below is: c/o Performance Drilling Company LLC, P.O. Box 1748, Brandon, MS 39043.

Name	Office
David G. Farmer	President and Chief Operating Officer; Manager

Jeff H. Goodwin	Treasurer and Chief Financial Officer

Tom Ferguson	Senior Vice President-Marketing and Contracts

(b) Directors and executive officers as of the Effective Date. Subject to any requirement of Bankruptcy Court approval pursuant to Section 1129(a)(5) of the Bankruptcy Code, on the Effective Date, it is anticipated that Applicant’s executive officers and managers, and their addresses, will be as set forth in Item 4(a) above.

5. Principal owners of voting securities.

(a) As of the date of filing of this Application for Qualification, the following person owned 10 percent of more of the voting securities of Applicant:

Col. A	Col. B	Col. C	Col. D.
Name and Complete	Title of		Percentage of Voting
Mailing Address	Class Owned	Amount Owned	Securities Owned
O&G Leasing, LLC 125 South Congress Street Suite 1510 Jackson, MS 39201	Membership Interest	100%	100%

(b) As of the Effective Date, based solely on information provided to the Applicant in connection with the Chapter 11 Cases and on the assignment of the rights of Octane II under (and in accordance with) the Plan to SAJAC, the following person is expected to own 10% or more of the voting securities of Applicant as of the Effective Date:

Col. A	Col. B	Col. C	Col. D.
Name and Complete	Title of		Percentage of Voting
Mailing Address	Class Owned	Amount Owned	Securities Owned
Sajac O&G Investors LLC 125 South Congress Street Suite 1510 Jackson, MS 39201	Membership Interest	100%	100%

UNDERWRITERS

6. Underwriters. The Applicant has not, within three years prior to the date of filing this Application for Qualification, engaged any person to act as an underwriter of any securities of the Applicant which are outstanding on the date of filing this Application for Qualification.

No person is acting, or proposed to be acting, as principal underwriter of the Indenture Securities proposed to be issued pursuant to the Indenture.

CAPITAL SECURITIES

7. Capitalization.

(a)(1) Current Capitalization of Applicant: The following table sets forth certain information with respect to each authorized class of securities of the Applicant outstanding as of the date of filing of this Application for Qualification:

Col. A	Col. B	Col. C.
Title of Class	Amount Authorized	Amount Outstanding
(i) Membership Interest	100%	100%
(ii) 10.50% Senior Series 2009A Debenture (the “Pre-Petition Senior Debentures) (1)	$25,955,000	$25,955,000
(iii)16.00% Subordinate Series 2009B Debentures (1)	$7,610,000	$7,610,000

(1)	These securities were issued by O&G Leasing, LLC, which will be merged into Applicant at or prior to the Effective Date.

(b)(1) Outline of the voting rights of each class of voting securities: Generally, the voting rights of each holder of a membership interest of the Applicant are proportional to such holder’s percentage membership in the Applicant on every matter submitted to a vote of members.

(a)(2) Capitalization of Applicant as of the Effective Date: The following table sets forth certain information with respect to the expected capitalization of Applicant as of the Effective Date:

Col. A	Col. B		Col. C.
Title of Class	Amount Authorized		Amount Outstanding
(i) Membership Interest	100%		100%
(ii) 6.00% Senior Debentures Series 2014A	$25,955,000		$25,955,000
(iii) Junior Debentures Series 2014B	$8,067,283.98	(1)	$8,067,283.98	(1)

(1)	The actual amount of debentures issued will be reduced by a portion of amounts paid by the Applicant and its Affiliates to the trustee of the issue of securities for which the Junior Debentures Series 2014B to be issued will be exchanged.

(b)(2) Outline of the voting rights of each class of voting securities as of the Effective Date: Generally, as of the Effective Date, the voting rights of each holder of a membership interest of the Applicant will be proportional to such holder’s percentage membership in the Applicant on every matter submitted to a vote of members.

INDENTURE SECURITIES

8. Analysis of indenture provisions. The Indenture Securities will be issued under the Indenture. The following is a general description of certain provisions of the Indenture, as required under Section 305(a)(2) of the Trust Indenture Act. The following description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C-1 hereto. Capitalized terms used below and not otherwise defined herein have the meanings ascribed to them in the form of Indenture filed as Exhibit T3C-1 hereto.

(a) Events of Default; Withholding of Notice. Each of the following in paragraphs (1) through (3) below is an “Event of Default” under the Indenture if Performance has not cured such default within a thirty (30) day period (“Cure Period”) from the occurrence of such default:

(1) Default by Performance in the payment of the interest on any of the Indenture Securities;

(2) Default by Performance in the payment of the principal of or premium, if any, on any of the Indenture Securities, whether on the Payment Date or at the stated maturity thereof, or upon proceedings for redemption thereof, or upon the maturity thereof by declaration; and

(3) Default by Performance in the payment of any other amount required to be paid under the Indenture.

Each of the following in paragraphs (4) through (6) below is an “Event of Default” under the Indenture if Performance has not cured such default within a thirty (30) day period (“Cure Period”) after written notice is given to Performance specifying such default:

(4) Default by Performance in the performance or observance of any other of the material covenants, agreements or conditions contained in the Indenture or in the Indenture Securities;

(5) The filing of any lien, other than those permitted by this Indenture, upon the Drilling Equipment and the Collateral, or the filing of a petition in bankruptcy by or against Performance under the United States Bankruptcy Code or the commencement of a proceeding by or against Performance under any other law concerning insolvency, reorganization or bankruptcy and the failure or inability of Performance to have any such lien removed or released or such petition dismissed within a period of thirty (30) calendar days after the filing thereof; and

(6) Default by Performance under the WSB Intercreditor Agreement or Security Agreement.

Notwithstanding the obligation to cure an Event of Default under paragraphs (4) through (6) above during the Cure Period, Performance shall not be required to cure during the Cure Period so long as: (i) Performance is making and continues to make commercially reasonable good faith efforts to cure such default and has provided written evidence thereof during the Cure Period to the Trustee; or (ii) Performance is contesting in good faith by appropriate proceedings the amount of taxes due and owing (if the default relates to the payment of taxes).

The term “default” as used above shall also include any default by Performance in the performance or observance of any of the covenants, agreements or conditions on its part contained in the Indenture and the outstanding Indenture Securities exclusive of any period of grace required to constitute an “Event of Default” as set forth in the foregoing paragraphs.

The Trustee may, and upon the written request of the holders of not less than a majority of the Aggregate Remaining Principal Balance of all Indenture Securities outstanding under the Indenture shall, waive any Event of Default and its consequences and rescind any declaration of maturity of principal; provided, however, there shall not be waived any Event of Default described in clauses (1), (2), or (3) above, unless prior to such waiver or rescission a Supplemental Indenture is executed as provided for in Section 11.02 of the Indenture or all arrears of principal and interest (due otherwise than by declaration), and all expenses of Trustee, shall have been paid or provided for.

Upon the occurrence of an Event of Default as described above, the Trustee shall, by notice in writing delivered to Performance, declare the principal of all the Indenture Securities then outstanding, together with any premium and the interest accrued thereon, immediately due and payable, and such principal and interest shall thereupon become immediately due and payable.

No holder of any of the Indenture Securities shall have any right to institute any suit, action or proceeding in equity or at law for the enforcement of the Indenture or for the execution of any trust thereunder or for the appointment of a receiver or any other remedy thereunder, unless a default has occurred of which Trustee has or is deemed under the Indenture to have notice, nor unless such default shall have become an Event of Default and the holders of fifty percent (50%) of the Aggregate Remaining Principal Balance of the outstanding Indenture Securities shall have made written request to Trustee and shall have offered it reasonable opportunity either to proceed to exercise the powers granted it under the Indenture or to institute such action, suit or proceeding in its own name, nor unless also they have offered to Trustee indemnity satisfactory to it, nor unless Trustee shall thereafter fail or refuse to exercise the powers hereinbefore granted, or to institute such action, suit or proceeding in its own name. Nothing in the Indenture shall, however, affect or impair the right of any holder of the Indenture Securities to enforce the payment of the principal of and premium, if any, and interest on any the Indenture Securities at and after the maturity thereof, or the obligation of Performance to timely pay the principal of and premium, if any, and interest on each of the Indenture Securities to the respective holders thereof.

If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to holders of the Indenture Securities a notice of the Default or Event of Default within 90 days after it occurs; provided that, except in the case of a Default or Event of Default in payment of principal of or interest on any of the Indenture Securities, the Trustee may withhold the notice if and so long as a committee of Responsible Officers of the Trustee in good faith determines that withholding the notice is in the interests of the holders of the Indenture Securities.

(b) Authentication and Delivery of the Securities; Application of Proceeds. The Indenture Securities to be issued under the Indenture shall be executed by manual or facsimile signature on behalf of Performance by an Authorized Issuer Representative designated in accordance with the provisions of the Indenture and need not be attested. In case any officer whose manual signature or a facsimile of whose signature shall appear on the Indenture Securities shall cease to be such officer before the delivery of such Indenture Securities, such signature or such facsimile shall nevertheless be valid and sufficient for all purposes, the same as if such official had remained in office until delivery.

The Trustee will authenticate and make available for delivery (or cause to be transferred by book entry) Indenture Securities for original issue to the holders of the Pre-Petition Senior Debentures, upon receipt of a Written Request signed on behalf of Performance, and the satisfaction of the other conditions for the issuance of such Indenture Securities in the Indenture, upon and in exchange for the surrender of the Pre-Petition Senior Debentures to Performance for cancellation in accordance with the Plan.

There will be no proceeds from the issuance of the Indenture Securities because the Indenture Securities will be the consideration exchanged for the Pre-Petition Senior Debentures.

(c) Release and Substitution of Property Subject to the Lien of the Indenture. The Indenture and the Security Documents provide that the liens on the Collateral will be released:

(1) in whole, upon payment in full of the principal of, and accrued and unpaid interest and premium, if any, on the Indenture Securities and payment or satisfaction in full of all other obligations of Performance under the Indenture (including by deposit of monies for sufficient for such payment, including by redemption, in accordance with the provisions of the Indenture);

(2) in part, as to any asset constituting Collateral that is sold or otherwise disposed of by the Company in transactions that are permitted under the Indenture and the Security Documents; and

(3) in whole or in part, as applicable, as to any portion of the Collateral that is taken by eminent domain, condemnation or similar circumstances.

Upon compliance by the Company with the conditions precedent required by the Indenture and the Security Documents, the Trustee and the Collateral Agent shall promptly cause to be released and reconveyed to the Company any released Collateral. Prior to each proposed release, the Company must furnish to the Collateral Agent all certificates, opinions and documents required by the Indenture, the Security Documents and the Trust Indenture Act.

(d) Satisfaction and Discharge of the Indenture. The Indenture and the Security Documents will be discharged and will cease to be of further effect as to all Indenture Securities issued, when all Outstanding Indenture Securities have been paid or such payment has been provided for by irrevocably depositing with Trustee, in trust and irrevocably set aside exclusively for such payment, (i) monies sufficient to make such payment, (ii) direct obligations of or obligations the payment of the principal and interest on which is fully guaranteed by, the United States of America, maturing as to principal and interest in such amount and at such times as will provide sufficient monies to make such payment, or (iii) a combination of the monies and obligations described in clauses (i) and (ii), and all necessary and proper fees, compensation and expenses of Trustee and any Paying Agent pertaining to the Indenture Securities with respect to which such deposit is made shall have been paid or the payment thereof provided for to the satisfaction of Trustee and any said Paying Agent.

(e) Evidence Required to be Furnished by the Obligors to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture. Performance is required to deliver to the Trustee annually a certificate regarding compliance with the Indenture.

9. Other obligors. Not Applicable.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 11, consecutively.

(b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit No.	Description

T3A-1	Certificate of Formation of Performance Drilling Company LLC, as in effect on the date of this Application for Qualification.*

T3A-2	Form of Amendment to Certificate of Formation of Performance Drilling Company LLC, to be effective on the Effective Date.*

T3B-1	Limited Liability Company Agreement for Performance Drilling Company LLC, made and entered into effective as of March 14, 2006.*

T3B-2	Amendment to the Operating Agreement of Performance Drilling Company LLC, made and entered into effective as of October 31, 2006.*

T3B-3	Second Amendment to Operating Agreement of Performance Drilling Company LLC, made and entered into effective as of March 12, 2010.*

T3B-4	Form of First Amended and Restated Operating Agreement of Performance Drilling Company LLC, to be effective on the Effective Date (which will supersede Exhibits T3B-1, T3B-2 and T3B-3).*

T3C-1	Form of Indenture, to be dated as of September 30, 2014, between Performance Drilling Company LLC and U.S. Bank National Association, as trustee.*

T3E-1	Second Amended Disclosure Statement for Debtors’ Second Amended Plan of Reorganization dated January 8, 2013, including Exhibits 1 (Debtors’ Second Amended Plan of Reorganization for O&G Leasing, LLC and Performance Drilling Company LLC dated January 8, 2013, including Exhibits A and B thereto), 2, 3, 4, 5 and 6 (including Exhibit D to Exhibit 6) thereto, which are filed herewith.*

T3E-2	Recommendation of Steering Committee dated January 8, 2013.*

T3F-1	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1 immediately following the table of contents thereof).*

25.1	Statement of Eligibility of Trustee on Form T-1.*

*	Filed herewith. Supersedes previously filed copies of such Exhibit.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Performance Drilling Company LLC, a limited liability company organized under the laws of Mississippi, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and to be attested, all in the City of Brandon, and State of Mississippi, on the 5th day of November, 2014.

PERFORMANCE DRILLING COMPANY LLC

By:	/s/ David G. Farmer
Name:	David G. Farmer
Title:	President and Chief Operating Officer and Manager

Attest:	/s/ Jeff H. Goodwin
	Name:	Jeff H. Goodwin
	Title:	Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

T3A-1	Certificate of Formation of Performance Drilling Company LLC, as in effect on the date of this Application for Qualification.*

T3A-2	Form of Amendment to Certificate of Formation of Performance Drilling Company LLC, to be effective on the Effective Date.*

T3B-1	Limited Liability Company Agreement for Performance Drilling Company LLC, made and entered into effective as of March 14, 2006.*

T3B-2	Amendment to the Operating Agreement of Performance Drilling Company LLC, made and entered into effective as of October 31, 2006.*

T3B-3	Second Amendment to Operating Agreement of Performance Drilling Company LLC, made and entered into effective as of March 12, 2010.*

T3B-4	Form of First Amended and Restated Operating Agreement of Performance Drilling Company LLC, to be effective on the Effective Date (which will supersede Exhibits T3B-1, T3B-2 and T3B-3).*

T3C-1	Form of Indenture, to be dated as of September 30, 2014, between Performance Drilling Company LLC and U.S. Bank National Association, as trustee.*

T3E-1	Second Amended Disclosure Statement for Debtors’ Second Amended Plan of Reorganization dated January 8, 2013, including Exhibits 1 (Debtors’ Second Amended Plan of Reorganization for O&G Leasing, LLC and Performance Drilling Company LLC dated January 8, 2013, including Exhibits A and B thereto), 2, 3, 4, 5 and 6 (including Exhibit D to Exhibit 6) thereto, which are filed herewith.*

T3E-2	Recommendation of Steering Committee dated January 8, 2013.*

T3F-1	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1 immediately following the table of contents thereof).*

25.1	Statement of Eligibility of Trustee on Form T-1.*

*	Filed herewith. Supersedes previously filed copies of such Exhibit.